June 6, 2008

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Attention:	Tamara Tangen
Craig D. Wilson
Division of Corporation Finance

Re:	NAVTEQ Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
SEC File No. 1-32262

Ladies and Gentlemen:

I am writing in response to your comment letter dated May 13, 2008 addressed to Judson C. Green, President and Chief Executive Officer of NAVTEQ Corporation (the “Company”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007 filed February 29, 2008.  Set forth below are the Company’s responses to the comments included in your letter.  For convenience of reference, each of your comments is reproduced below, prior to the related Company response.

We believe that the appropriate approach to responding to your comments is to reflect these changes in our future filings.  As our counsel, Thomas Hanley, discussed with Ms. Tangen, the Company has entered into an agreement with Nokia Inc. providing for the acquisition of the Company by Nokia, and this transaction is expected to be completed during 2008.  As a result, the Company may not be required to make any future filings.  The Company undertakes, therefore, to respond to your comments in future filings to the extent that future filings are required to be made.

Form 10-K For the Fiscal Year Ended December 31, 2007

Liquidity and Capital Resources, page 38

1.                                      Item 303(A)(5) Regulation of S-K requires a tabular presentation of contractual obligations. We note your tabular presentation of your contractual “cash” obligations as of December 31, 2007. Tell us how your presentation complies with the requirements of the Item by referring to only “cash” obligations. Additionally, tell us what consideration was given to including disclosure of the amounts of unrecognized tax benefits in the footnote to the table. See issues discussed at the April 17, 2007 AICPA SEC Regulations Committee Joint Meeting with SEC Staff.

Company Response:

The Company supplementally advises the staff that the tabular presentation of contractual “cash” obligations actually encompasses all obligations required by Item 303(A)(5), of Regulation S-K, not just those to be satisfied with cash.  In future reports where the Company is required to present this information, the Company will revise the descriptions related to the tabular presentation of contractual obligations by removing the word “cash.”

In response to the staff’s comments regarding the consideration given to the inclusion of the amounts of unrecognized tax benefits in the footnote to the table, in future reports, the Company will revise the table of contractual obligations to include the amounts related to unrecognized tax benefits.

Notes to Consolidated Financial Statements

Note 2 - Marketable Securities - pages F-10 and F-11

2.                                      Tell us how your disclosures meet the requirements of paragraphs 20 and 21 (a, b and c) of SFAS 115.

Company Response:

In response to the staff’s comment regarding adherence to the disclosure requirements of paragraph 20 of Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company will revise and expand, in future reports where the Company is required to present this information, its disclosures of the contractual maturities to include appropriate groupings.

In response to the staff’s comment regarding adherence to the disclosure requirements of paragraph 21 (a, b and c) of SFAS 115, the Company supplementally advises the staff that the Company did not sell any of its investments nor were any investments transferred from the available-for-sale category into the trading category during the periods presented in its annual report on Form 10-K for the fiscal year ended December 31, 2007.

In connection with this response letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this matter to Thomas L. Hanley at (202) 828-1855.

Very truly yours,

NAVTEQ Corporation

By:	/s/ James D. Murphy

James D. Murphy
Vice President, Corporate Controller
Principal Accounting Officer